# DRONEDEK Reg CF – Offering Terms

**Offering Company**: DRONEDEK Corporation

**Crowdfunding Platform**: Wefunder

**Offering Shares:**  2,022,727 Common Shares

**Offering Price Per Share:** $2.75

**"Early bird" Offering Price Per Share:** $2.00

**"Early bird" offering:** available for investors in the first $1.5M

**Shares Rights**: Voting with designated proxy

**Offering  Minimum:** $100,000

**Offering Maximum:** $4,999,999.25

**Length of Offering Campaign:** 4 months with option to extend time period